ERG
GROUP

82-2373

03 JUN 13 7:21

03022888

SUPPL

Your ref
Our ref CMP-0014-01

11 June 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549
USA

Dear Sirs ERG Ltd

Australian Stock Exchange Filing

I enclose the following documents lodged with the Australian Stock Exchange this week:

- Release to the market of an announcement headed "Disclosure Notice"; and
- Release to market headed "Appendix 3B – Debt and Capital Restructure".

Yours faithfully

Clare Barrett-Lennard
Company Secretary

dlw 6/24

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 10/06/2003

TIME: 14:04:25

TO: ERG LIMITED

FAX NO: 08-9273-1208

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Disclosure Notice

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

Disclosure Notice (under ASIC Class Order 02/1180)

10 June 2003



ERG

LIMITED

On 10 June 2003, ERG Limited (ERG) issued 1,666,666,710 shares in ERG to holders of ERG listed convertible notes in accordance with the terms of the Listed Note Conversion approved by noteholders (on 28 March 2003) and shareholders (on 30 April 2003). Full details of the Listed Note Conversion are contained in the Noteholder Information Memorandum dated 6 March 2003 and the Shareholder Information Memorandum dated 19 March 2003 which are available through the ASX.

As required under ASIC Class Order 02/1180 (Category 1), ERG confirms that there is no information to be disclosed of the kind that would be required to be disclosed under subsection 713(5) of the *Corporations Act* if a prospectus were to be issued in reliance on section 713 of the Corporations Act in relation to an offer of shares in ERG

Dated: 10 June 2003

Signed for and on behalf of ERG Limited

Peter Fogarty
Director


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 06/06/2003

TIME: 17:35:26

TO: ERG LIMITED

FAX NO: 08-9273-1208

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B - Debt & capital restructure

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ERG Limited

ABN

23 009 112 725

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,666,666,710.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Same as all other fully paid ordinary shares on issue.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	$0.15 per fully paid ordinary share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Debt and capital restructure, as approved by the Company's convertible noteholders and shareholders on 28 March 2003 and 30 April 2003 respectively.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	10 June 2003.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	2,665,913,267	Ordinary shares.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	8,995,100	Ordinary employee shares.
		3,000	Employee options expiring 17/11/03 exercisable at $3.18.

+ See chapter 19 for defined terms.

3,750,000	Employee options expiring 09/12/08 exercisable at $0.37.
75,000	Employee options expiring 11/12/08 exercisable at $0.38.
2,010,000	Employee options expiring 16/07/09 exercisable at $0.93.
285,000	Employee options expiring 30/08/09 exercisable at $1.19.
75,000	Employee options expiring 26/11/09 exercisable at $2.60.
75,000	Employee options expiring 29/11/09 exercisable at $2.60.
315,000	Employee options expiring 02/12/09 exercisable at $2.64.
66,000	Employee options expiring 10/01/10 exercisable at $2.54.
105,000	Employee options expiring 11/01/10 exercisable at $2.59.
165,000	Employee options expiring 12/01/10 exercisable at $2.61.
222,000	Employee options expiring 13/01/10 exercisable at $2.62.
205,500	Employee options expiring 14/01/10 exercisable at $2.70.
12,000	Employee options expiring 25/02/10 exercisable at $3.75.
180,000	Employee options expiring 14/06/10 exercisable at $3.08.
870,000	Employee options expiring 01/11/10 exercisable at $3.23.
1,085,500	Employee options expiring 17/11/10 exercisable at $3.18.

+ See chapter 19 for defined terms.

	Number	+Class
	1,000,000	Options expiring 15/03/07 exercisable at $0.376.
	7,437,210	Options expiring 01/02/09 exercisable at $0.40.
	7,000,000	Options expiring 29/03/07 exercisable as follows: Tranche A (1m): $0.376; Tranche B (2m): see Appendix 3B dated 17 April 2003; Tranche C (2m): see Appendix 3B dated 17 April 2003; Tranche D (2m): $0.450.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Ordinary shares in the Company are entitled to participate in dividends declared by directors of the Company from time to time.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A.
12	Is the issue renounceable or non-renounceable?	N/A.
13	Ratio in which the +securities will be offered	N/A.
14	+Class of +securities to which the offer relates	N/A.
15	+Record date to determine entitlements	N/A.
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A.
17	Policy for deciding entitlements in relation to fractions	N/A.

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A.
19	Closing date for receipt of acceptances or renunciations	N/A.
20	Names of any underwriters	N/A.
21	Amount of any underwriting fee or commission	N/A.
22	Names of any brokers to the issue	N/A.
23	Fee or commission payable to the broker to the issue	N/A.
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A.
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A.
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A.
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A.
28	Date rights trading will begin (if applicable)	N/A.
29	Date rights trading will end (if applicable)	N/A.

+ See chapter 19 for defined terms.

30	How do +security holders sell their entitlements *in full* through a broker?	N/A.
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A.
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A.
33	+Despatch date	N/A.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☑ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	1,666,666,710.
39	Class of +securities for which quotation is sought	Fully paid ordinary shares.
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, the securities rank equally with all other fully paid ordinary shares on issue.
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	18,518,519 listed convertible notes are being converted to ordinary shares as part of a capital restructure approved by the Company's noteholders and shareholders on 28 March 2003 and 30 April 2003 respectively. The convertible notes were issued on 21 February 2000 at a price of $13.50.

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
2,665,913,267	Ordinary shares.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

+ See chapter 19 for defined terms.

- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: .... Date: 5 June 2003
(Director/Company secretary)

Print name: Clare Lois Barrett-Lennard

== == == == ==